News Release
AMEX, TSX Symbol: NG

NovaGold Expands Galore Creek Resource Estimate

  Increased Measured and Indicated Resources: 20% copper, 12% gold and 21% silver
  Increased Inferred Resources: 32% copper, 23% gold and 33% silver
  Preparations underway for 15,000 meter drill program in 2007
  Construction start-up on target for Q2-2007

March 28, 2007 - Vancouver, British Columbia - NovaGold Resources Inc. (TSX,AMEX: NG) has significantly increased the Measured, Indicated and Inferred Resource estimates at its Galore Creek copper-gold project in northwestern British Columbia based on drilling completed in 2006. Proven and Probable Reserves for the project were estimated in the October 2006 Galore Creek Feasibility Study, and have not been updated with this estimate.

“This new resource estimate continues to show the expansion potential of the world-class Galore Creek deposit,” said Joe Piekenbrock, Vice President of Exploration for NovaGold. “NovaGold’s exploration team will focus on further expansion at Galore Creek in 2007, with particular attention to increasing projected metal production during the first 10 years of operation. NovaGold has budgeted for a minimum of 15,000 meters of drilling at the Galore Creek deposit in 2007.”

“NovaGold will continue to optimize the Galore Creek mine plan in 2007 using this resource update and results from the 2007 drilling campaign,” said Rick Van Nieuwenhuyse, NovaGold’s President and CEO. “The project is on target to start construction in Q2-2007, once financing is in place and the necessary permits have been received. The Galore Creek construction team is looking forward to starting construction, with Board approval.”

Galore Creek Resource Estimate

A new resource estimate for the Galore Creek project has been completed by NovaGold and reviewed by Resource Modeling Inc. This new estimate has increased Measured and Indicated Resources for copper, gold and silver by 20%, 12% and 21%, respectively, including the previously reported Proven and Probable Reserves. Inferred Resources have increased by 32%, 23% and 33% for copper, gold and silver, respectively. The new resource estimate uses metals prices of US$1.25/lb for copper, US$450/oz for gold and US$7/oz for silver, which were also used for the previous resource estimate reported in August 2006.

Proven and Probable Reserves, obtained from the October 2006 Galore Creek Feasibility Study completed by Hatch Ltd., total 540.7 million tonnes grading 0.56% copper, 0.30 grams per tonne (“g/t”) gold and 5.3 g/t silver for a total metal content of 6.6 billion pounds of copper, 5.3 million ounces of gold and 92.6 million ounces of silver at a net smelter return (“NSR”) cutoff of C$3.82.

The updated Measured and Indicated Resource, including Proven and Probable Reserves, now totals 928.4 million tonnes grading 0.50% copper, 0.28 g/t gold and 4.7 g/t silver for a total metal content of 10.2 billion pounds of copper, 8.3 million ounces of gold and 141.8 million ounces of silver at an NSR cutoff of C$3.82 (0.21% copper-equivalent (“CuEq”) cut-off grade). The resource has been constrained within a conceptual pit based on metals prices approximately 50% greater than the Feasibility Study’s base case metals prices and using recent estimates of mining, geotechnical and metallurgical parameters. The previous Measured and Indicated Resource estimate contained metal totaling 8.5 billion pounds of copper, 7.4 million ounces of gold and 117.1 million ounces of silver.

The updated Inferred Resource, excluding the Copper Canyon project, now totals 401.6 million tonnes grading 0.37% copper, 0.19 g/t gold and 3.7 g/t silver for a total metal content of 3.2 billion pounds of copper, 2.5 million ounces of gold and 47.5 million ounces of silver at an NSR C$3.82 cutoff (0.21% CuEq cut-off grade). The previous Inferred Resource estimate contained metal totaling 2.4 billion pounds of copper, 2.0 million ounces of gold and 35.7 million ounces of silver.

Significant additional Inferred Resources exist at Copper Canyon, with NovaGold’s 80% share estimated at 131.8 million tonnes grading 0.35% copper, 0.54 g/t gold and 7.2 g/t silver for a total metal content of 0.9 billion pounds of copper, 2.3 million ounces of gold and 30.3 million ounces of silver at a 0.35% CuEq cut-off grade. While these numbers have not been updated since February 2005, NovaGold has budgeted for exploration drilling at the Copper Canyon deposit in 2007.

The summary tables below show reserves (October 2006) and resources (March 2007) at an NSR cut off grade of C$3.82. The 0.21% CuEq cut-off grade is comparable to the NSR of C$3.82 per tonne calculated using estimates from the Galore Creek Feasibility Study released in October 2006. Copper equivalent grades are based on both long-term average metal prices and estimated recoveries using extensive metallurgical data from the Galore Creek resource area (see Note 2 below). Significant mineralized material exists beyond the current resource conceptual pit and is the focus of ongoing delineation drilling.

Galore Creek Proven & Probable Reserve Estimate(4)

		Grade			Pounds (Billions)	Ounces (Millions)	Ounces (Millions)

Reserve Category	Tonnes (Millions)	Cu (%)	Au (g/t)	Ag (g/t)	Cu	Au	Ag
Proven	239.5	0.63	0.34	6.0	3.3	2.6	46.3
Probable	301.3	0.50	0.27	4.8	3.3	2.6	46.3
Total P+P	540.7	0.56	0.30	5.3	6.6	5.3	92.6

Galore Creek Measured & Indicated Resource Estimate(1)(4)

		Grade				Pounds (Billions)	Ounces (Millions)	Ounces (Millions)

Resource Category	Tonnes (Millions)	Cu (%)	Au (g/t)	Ag (g/t)	CuEq(2) (%)	Cu	Au	Ag
Measured	282.1	0.59	0.33	5.6	0.79	3.7	3.0	51.2
Indicated	646.3	0.46	0.25	4.4	0.60	6.6	5.3	90.6
Total M+I	928.4	0.50	0.28	4.7	0.65	10.2	8.3	141.8

Galore Creek & Copper Canyon Inferred Resource Estimate(4)

		Grade				Pounds (Billions)	Ounces (Millions)	Ounces (Millions)

Resource Category	Tonnes (Millions)	Cu (%)	Au (g/t)	Ag (g/t)	CuEq(2) (%)	Cu	Au	Ag
Galore Creek	401.6	0.37	0.19	3.7	0.45	3.2	2.5	47.5
Copper Canyon(3)	131.8	0.35	0.54	7.2	0.73	0.9	2.3	30.3
Total Inferred	533.4	0.36	0.28	4.5	0.52	4.2	4.8	77.8

Notes:
(1) Measured and Indicated Resources include reported Reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. See “Cautionary Note Concerning Reserve and Resource Estimates”.
(2) Copper-equivalent calculations use metals prices of US$1.25/lb for copper, US$450/oz for gold and US$7/oz for silver. Copper-equivalent calculations reflect gross metal content that has been adjusted for metallurgical recoveries based on the metallurgical domain testwork completed by Hatch Ltd. Copper recovery is expressed as a formula unique to each metallurgical domain necessary to derive copper concentration grades of 28%, or 26% for the Southwest Zone. Gold and silver recoveries of each metallurgical domain are expressed as a proportion of copper recovery.
(3) Copper Canyon Inferred Resource on an 80% basis calculated using a 0.35% CuEq cut-off grade, as previously stated in the technical report issued in February 2005 by GR Technical Services Ltd.
(4) Rounding differences may occur.

The updated resource estimate was based on a 3-D geologic and mineralization model that integrated all exploration work on the project, including over 216,806 meters (711,304 feet) of drilling in 806 holes. Block model metal grades were estimated with 5-meter-long drill hole composites using ordinary kriging methods. High-grade outlier values were capped prior to compositing based on a review of probability plots.

The 2006 drill program and sampling protocol was completed with oversight by Scott Petsel, Manager Exploration, Canada for NovaGold, who is a Qualified Person as defined by National Instrument 43-101 (“NI 43-101”). A rigorous quality control and quality assurance protocol was used on the project, including blank and reference samples with each batch of assays. All NovaGold drill samples were analyzed by fire assay and ICP at ALS Chemex Labs in Vancouver, B.C., Canada. The resource estimate and technical report for the project was completed under the oversight of Mike Lechner, RPG, of Resource Modeling Inc., who is a Qualified Person as defined by NI 43-101. An NI 43-101 compliant technical report of the resource estimate will be filed on SEDAR within 45 days. The technical information contained in this press release was verified by Kevin Francis, P.Geo., Resource Manager for NovaGold and a Qualified Person as defined by NI 43-101.

About the Galore Creek Project

Located in northwestern British Columbia, Galore Creek is one of the largest undeveloped copper-gold projects in the world. As envisioned, the Galore Creek deposit would be developed as an open-pit mine at a 65,000 tonnes-per-day processing rate over a minimum 20-year mine life. Management anticipates the project will create up to 1,000 jobs during the construction phase and approximately 500 full-time jobs during operation.

In February 2006, NovaGold entered into a comprehensive agreement with the Tahltan First Nation to support development of the Galore Creek project. The agreement supports the Tahltan Nation’s principles of environmental stewardship, economic sustainability and self-determination and ensures collaboration throughout the Environmental Assessment review and the permitting process.

NovaGold initiated the British Columbia environmental assessment process in February 2004 and worked closely with regulators to complete the baseline studies and detailed project description required to define the terms of reference for the environmental assessment application. After a complete public and government review process, NovaGold received the Provincial Environmental Assessment Certificate for Galore Creek in February 2007, an important step toward issuance of the various permits and authorizations required to construct and operate the mine. The Galore Creek Construction team, comprising 37 individuals with decades of industry experience, is making final preparations to begin construction. NovaGold anticipates receipt of permits in the second quarter of 2007, and plans to begin construction immediately upon receipt of permits, with financing in place and Board of Directors approval.

Galore Creek construction has been planned in two Phases. Phase 1 construction will focus on providing access to the Galore Creek Valley. Significant activities during Phase 1 include the construction of mine access roads, bridges, access tunnels, concentrate and diesel pipelines and an approximately 130-kilometer long power transmission line from Bob Quinn to the Galore Creek Valley. Phase 1 construction is anticipated to take 24 months, with access to the Galore Creek Valley in the second half of 2009. Phase 2 construction will focus on mine facilities and earthworks, including construction of mine infrastructure, a tailings dam, open pit stripping and process plant facilities. Mine production start-up is anticipated to begin in mid-2012 after 3 months of commissioning.

NovaGold is earning a 100% interest in the Galore Creek project from subsidiaries of Rio Tinto and Hudbay Minerals. NovaGold has an option agreement with Copper Canyon Resources Ltd. on the adjoining Copper Canyon property, under which the Company is earning up to an 80% interest. NovaGold also has an option on the adjoining Grace properties with Pioneer Metals Corporation, under which the Company is earning a 60% interest. This option agreement is currently the subject of litigation between NovaGold and Pioneer.

About NovaGold

NovaGold is a gold and copper company engaged in the exploration and development of mineral properties in Alaska and Western Canada. The Company owns 70% of the Donlin Creek gold project in Alaska and 100% of the Galore Creek copper-gold project in British Columbia, which are among the world’s largest gold and copper-gold deposits, respectively. The Company is rapidly moving to production at its 100%-owned Nome Operations in Alaska, which includes Rock Creek, Big Hurrah and Nome Gold. Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold has one of the largest reserve and resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and exploration results, construction and production timing and cost estimates, anticipated permitting results and timing and future plans, actions, objectives and achievements of NovaGold, are forward-looking statements. Reserve and resource estimates also are forward-looking statements as they constitute a prediction based on certain estimates and assumptions as to the mineralization that would be encountered if a deposit is developed and mined. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; uncertainties involved in disputes and litigation, including disputes and litigation concerning Pioneer Metals and the Galore Creek and Grace properties; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financings; the need for cooperation of government agencies and First Nations groups in the exploration, permitting and development of NovaGold’s properties; the possibility of adverse developments in the financial markets generally; the possibility of delay in permitting, exploration, development or construction programs and uncertainties as to permit and approval requirements and meeting project milestones; and other risks and uncertainties disclosed under the heading “Caution Regarding Forward-Looking Statements” and elsewhere in NovaGold’s Annual Information Form for the year ended November 30, 2006, filed with the Canadian securities regulatory authorities, in NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other information released by NovaGold and filed with the appropriate regulatory agencies.

Cautionary Note Concerning Reserve and Resource Estimates

This press release and other information released by NovaGold uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this press release or released by NovaGold in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC, and reserves reported by NovaGold in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.

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Contacts

Greg Johnson
Vice President, Corporate Communications and Strategic Development

Don MacDonald, CA
Senior Vice President & CFO

Rhylin Bailie
Manager, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227